Exhibit 99.1
CRIC Announces Management Changes
SHANGHAI, China, August 27, 2011 — China Real Estate Information Corporation (“CRIC” or the “Company”) (NASDAQ: CRIC), a leading provider of real estate information, consulting and online services in China, today announced several management changes. Mr. Jun Luo, CRIC’s director and co-president, has informed the Company’s board of directors of his plan to resign from his positions to pursue a new business venture. The board has accepted his resignation.
“It was a very difficult decision for me to leave CRIC,” said Mr. Luo. “I am grateful to Charles Chao and Xin Zhou for their guidance and support over the past three years. I also had the great privilege of working with a highly motivated and talented team of professionals. CRIC has, in a short period of time, become a leading real estate online platform in China. I am proud of our achievements and would have loved to continue my work there. However, the opportunity to start a new and exciting venture is impossible to resist. Although I am leaving CRIC and the real estate online industry, I wish CRIC continued success and will carry fond memories of my time there.”
“Mr. Luo has made tremendous efforts and contributions to CRIC in the past three years,” said Xin Zhou, CRIC’s CEO and co-chairman. “He was instrumental in building CRIC’s real estate online platform. Although we are sad to see him leave, we respect his decision and wish him success in his new venture.”
Separately, CRIC announced the appointment of the following people as vice presidents: Mr. Yinyu He, Mr. Xinglong Cui, Mr. Xi Yang, Mr. Dong Wen and Mr. Haiping Ma. Mr. He is currently director of strategic planning for CRIC’s new home online division and will serve as head of CRIC’s online new home division. Mr. Cui is currently CRIC’s director of technology development and will continue his current role. Mr. Yang is currently chief editor for CRIC’s new home online division and will be responsible for all of CRIC’s online content. Mr. Wen joined CRIC recently and will serve as head of CRIC’s online home furnishing division. Before joining CRIC, Mr. Wen was Longhu Real Estate Inc.’s vice president and head of its Beijing commercial real estate division. Mr. Wen’s prior positions also include CEO of Lianlian Technology Corporation and B&Q Plc’s China senior vice president. Mr. Ma also joined CRIC recently and will assist Mr. Xin Zhou in leading CRIC’s e-commerce division. Before joining CRIC, Mr. Ma was director of business development at Shanda Online. Prior to that, Mr. Ma was senior manager of brand marketing and strategic planning divisions at Baidu Inc.
About CRIC
China Real Estate Information Corporation (“CRIC”) (NASDAQ: CRIC) is a leading provider of real estate information, consulting and online services with a presence in over 160 cities across China. CRIC, a subsidiary of E-House (China) Holdings Limited (NYSE: EJ), merged with the online real estate business of SINA Corporation (NASDAQ: SINA) upon the completion of CRIC’s initial public offering and listing of its ADSs on the NASDAQ Global Select Market in October 2009. Leveraging its proprietary, advanced and comprehensive real estate information database and analysis system, CRIC provides a broad range of real estate-related services to all participants in the real estate value chain, including developers, suppliers, agents, brokers, service providers and individual consumers. CRIC’s services include subscription-based information services, customized consulting services and online services through several real estate websites that provide region-specific real estate information and access to online communities. For more information about CRIC, please visit http://www.cric.com.

For investor and media inquiries please contact:
In China:
Michelle Yuan
Director, Investor Relations
China Real Estate Information Corporation
Phone: +86 (21) 6086-7369
E-mail: michelleyuan@cric.com
Derek Mitchell
Ogilvy Financial, Beijing
Phone: +86 (10) 8520-6284
E-mail: cric@ogilvy.com
In the U.S.:
Jessica Barist Cohen
Ogilvy Financial, New York
Phone: +1 (646) 460-9989
E-mail: cric@ogilvy.com

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